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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               SUNBEAM CORPORATION
                      -------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   867071 10 2
                           ---------------------------
                                 (CUSIP Number)




                                BARRY F. SCHWARTZ
                               MAFCO HOLDINGS INC.
                               35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
              -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 24, 1998
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             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

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                                    SCHEDULE 13D

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   CUSIP NO. 867071 10 2                                      Page 2 of 3
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            This Amendment No. 2 to the Statement on Schedule 13D amends the
Statement on Schedule 13D filed by Ronald O. Perelman, Mafco Holdings Inc. and Colman (Parent) Holdings Inc. on June 16, 1998, as amended (as so amended, the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Sunbeam Corporation ("Sunbeam"). The principal executive offices of Sunbeam are located at 1615 South Congress Avenue, Delray Beach, Florida 33445. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

ITEM 4   PURPOSE OF THE TRANSACTION.

The following is added to the response to Item 4:

      Issuance of the Warrant

            On August 24, 1998, the transactions contemplated by the Settlement Agreement were consummated, including the issuance to Parent Holdings by Sunbeam of the Warrant to purchase 23,000,000 Shares and the execution of the Amendment to the Registration Rights Agreement, all as described in Amendment No. 1 to the
Schedule 13D.

                                     -2-


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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 24, 1998

                                    MAFCO HOLDINGS INC.

                                       By: /s/ Glenn P. Dickes
                                          -----------------------
                                        Name:   Glenn P. Dickes
                                        Title:  Senior Vice President

                                     -3-

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                                INDEX OF EXHIBITS

     Exhibit      Description

       2.1* Agreement and Plan of Merger, dated as of February 27, 1998, by and among Sunbeam Corporation, Camper Acquisition Corp. and The Coleman Company, Inc.

       4.1 Warrant for the Purchase of Shares of Common Stock of Sunbeam Corporation.

      10.1*       Agreement and Plan of Merger, dated as of February
                  27, 1998, by and among Sunbeam Corporation, Camper Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc.

      10.2* Settlement Agreement, dated as of August 12, 1998, by and between Sunbeam Corporation and Coleman (Parent) Holdings Inc.

      10.3 Amendment to Registration Rights Agreement, by and among Sunbeam Corporation and Coleman (Parent) Holdings Inc.

      99.1*       Joint Filing Agreement.



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*  Previously filed.